[Jones International Networks, Ltd. Letterhead Appears Here]


                                 April 11, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Attn:    Darren DeStefano

         RE: JONES INTERNATIONAL NETWORKS, LTD. WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1


Ladies & Gentlemen:

         Jones International Networks, Ltd. (the "Company") hereby withdraws its Registration Statement on Form S-1, and subsequent amendments thereto, for the registration of its Class A Common Stock, $.01 par value, filed with the Securities and Exchange Commission on November 6, 1996 (No. 333-15657). The registration Statement is being withdrawn due to market conditions that make the offering infeasible.

         If you have any questions or comments in connection with the foregoing, please contact the undersigned at (303) 784-8400.


                                            Sincerely,


                                            /s/ Elizabeth M. Steele
                                            -----------------------------------
                                            Elizabeth M. Steele
                                            Vice President and Secretary